Exhibit 99.1

GERDAU

Shape the future

QUARTERLY RESULTS

GERDAU S.A.

3Q20

São Paulo, October 28, 2020 – Gerdau S.A. (B3: GGBR4 / NYSE: GGB) announces its results for the third quarter of 2020. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.

GERDAU’S PERFORMANCE IN 3Q20

Operating Results

CONSOLIDATED	3Q20	3Q19	∆	2Q20	∆	9M20	9M19	∆
Volumes (1,000 tonnes)
Production of crude steel	3,200	2,733	17%	2,433	32%	8,820	9,501	-7%
Shipments of steel	3,189	3,056	4%	2,365	35%	8,244	9,012	-9%
Results (R$ million)
Net Sales	12,222	9,931	23%	8,745	40%	30,194	30,111	0%
Cost of Goods Sold	(10,525)	(8,946)	18%	(8,027)	31%	(26,924)	(26,584)	1%
Gross profit	1,697	985	72%	718	136%	3,270	3,527	-7%
Gross margin (%)	13.9%	9.9%		8.2%		10.8%	11.7%
SG&A	(370)	(365)	2%	(306)	21%	(1,047)	(1,078)	-3%
Selling expenses	(131)	(116)	13%	(97)	35%	(348)	(359)	-3%
General and administrative expenses	(239)	(249)	-4%	(209)	15%	(699)	(719)	-3%
%SG&A/Net Sales	3.0%	3.7%		3.5%		3.5%	3.6%
Adjusted EBITDA	2,139	1,465	46%	1,318	62%	4,634	4,596	1%
Adjusted EBITDA Margin	17.5%	14.8%		15.1%		15.3%	15.3%

Production & Shipments

In 3Q20, crude steel production grew in relation to both 2Q20 and 3Q19 due to the recovery of economic activity in the various countries where the company operates. Note that 2Q20 was marked by shutdowns at certain industrial units due to the impacts from the covid-19 pandemic.

Steel shipments in 3Q20 grew in relation to 2Q20 and 3Q19, led by shipments to the domestic market in the Brazil BD supported by the robust recovery of the construction industry.

Operating Result

Net Sales

Net sales in 3Q20 accompanied the growth in shipments in relation to both 2Q20 and 3Q19. Note that net sales in the period were mainly influenced by the 36% Brazilian real depreciation against the U.S. dollar in the last 12 months, which had a positive effect on the translation of net sales from our operations in the North America BD.

Cost of Goods Sold

Similarly, cost of goods sold also reflected the higher shipments and currency translation effect on the North America operations, as well as on inputs imported by the Brazil BD, and increased in relation to both comparison periods. The prices of the main raw materials used by the company also rose, led by the price increases on the prior-year period in scrap (+27%) and iron ore (+28%).

Gross Profit

Consolidated gross profit and gross margin increased significantly, explained by the 18% increase in net sales per tonne sold in relation to 3Q19, while cost per tonne sold increased 13%.

Selling, General & Administrative Expenses

Selling, general and administrative expenses remained in line with 3Q19, corresponding to 3.0% of net sales, which is 70 bps lower than the ratio registered in 3Q19 and the best ratio ever reported by the company.

EBITDA & EBITDA MARGIN

Breakdown of Consolidated EBITDA (R$ million)	3Q20	3Q19	∆	2Q20	∆	9M20	9M19	∆
Net income	795	289	175%	315	152%	1,331	1,115	19%
Net financial result	303	562	-46%	330	-8%	865	1,237	-30%
Provision for income and social contribution taxes	282	(150)	-	131	116%	433	264	64%
Depreciation and amortization	647	504	28%	611	6%	1,815	1,535	18%
EBITDA - Instruction CVM ¹	2,027	1,205	68%	1,387	46%	4,444	4,151	7%
Impairment of financial assets	3	8	-56%	25	-87%	72	16	360%
Gains and losses on assets held for sale and sales in subsidiaries	-	-	0%	-	0%	-	-	0%
Equity in earnings of unconsolidated companies	(71)	(10)	638%	4	-	(78)	15	-
Proportional EBITDA of associated companies and jointly controlled entities	180	81	122%	91	99%	384	234	64%
Reversal of contingent liabilities, net	-	-	-	-	-	-	-	-
Maintanence stoppage / Impacts from refurbishment of BF 1	-	-	-	-	-	-	-	-
Fixed cost impacts of plants without production	-	238	-	119	-	119	238	-50%
Credit recovery / Provisions	-	(57)	-100%	(308)	-	(308)	(57)	440%
Adjusted EBITDA²	2,139	1,465	46%	1,318	62%	4,634	4,596	1%
Adjusted EBITDA Margin	17.5%	14.8%		15.1%		15.3%	15.3%

CONCILIATION OF CONSOLIDATED EBITDA (R$ million)	3Q20	3Q19	2Q20	9M20	9M19
EBITDA - Instruction CVM ¹	2,027	1,205	1,387	4,444	4,151
Depreciation and amortization	(647)	(504)	(611)	(1,815)	(1,535)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES³	1,380	701	776	2,629	2,617

1 – Non-accounting measure calculated in accordance with CVM Instruction 527.

2 – Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

3 - Accounting measure reported in the consolidated Income Statement.

In 3Q20, adjusted EBITDA and adjusted EBITDA margin increased in relation to both comparison periods, mainly due to higher shipments to the domestic market in the Brazil BD and the better results in the South America BD. Note that this is the best quarterly EBITDA registered by the company since 2008.

EBITDA (R$ million) & EBITDA Margin (%)

Financial Result & Net Income

CONSOLIDATED (R$ million)	3Q20	3Q19	∆	2Q20	∆	9M20	9M19	∆
Income before financial income expenses and taxes¹	1,380	701	97%	776	78%	2,629	2,617	0.5%
Financial Result	(303)	(562)	-46%	(330)	-8%	(865)	(1,237)	-30%
Financial income	42	49	-14%	51	-17%	139	138	1%
Financial expenses	(354)	(368)	-4%	(390)	-9%	(1,069)	(1,066)	0%
Exchange variation, net (including net investment hedge)	57	(193)	-	29	92%	30	(214)	-
Exchange variation (other currencies)	(48)	(42)	15%	(20)	140%	35	(78)	-
Gains (losses) on financial instruments, net	(1)	(9)	-94%	0	-	0	(16)	-
Income before taxes¹	1,076	139	674%	446	141%	1,765	1,379	28%
Income and social contribution taxes	(282)	150	-	(131)	116%	(433)	(264)	64%
Exchange variation including net investment hedge	1	211	-100%	19	-95%	100	190	-47%
Other lines	(283)	(123)	130%	(85)	231%	(469)	(516)	-9%
Non recurring items	-	62	-	(64)	-100%	(64)	62	-
Consolidated Net Income ¹	795	289	175%	315	152%	1,331	1,115	19%
Non recurring items	-	(119)	-100%	(124)	-100%	(124)	119	-
Fixed costs Impacts of plants without production	-	238	-	119	-100%	119	238	-50%
Credit recovery / Provisions	-	(57)	-100%	(308)	-100%	(308)	(57)	440%
Income taxon extraordinary items	-	(62)	-100%	64	-100%	64	(62)	-
Consolidated Adjusted Net Income²	795	408	95%	191	316%	1,207	1,234	-2%

1 - Accounting measure disclosed in the consolidated Income Statement.
2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

In 3Q20 compared to 2Q20 and 3Q19, the variation in the financial result was basically due to the effects from exchange variation.

Net income in 3Q20 increased in relation to 2Q20 and 3Q19 supported by the growth in EBITDA.

Dividends

Gerdau’s Board of Directors approved the payment of dividends in the amount of R$204.1 million (R$ 0.12 per share), which was distributed as an advance on the minimum mandatory dividend for 2020, as stipulated in the Bylaws.

Payment date: November 18, 2020

Record date: shareholding position on November 6, 2020

Ex-dividend date: November 9, 2020

Working Capital & Cash Conversion Cycle

The cash conversion cycle (working capital divided by daily net sales in the quarter) decreased from 95 days in June 2020 to 63 days in September 2020, effectively optimizing working capital after the effects from the covid-19 pandemic, supported by a decrease in inventory days in the period combined with days payable increasing more than days receivable, reflecting the recovery in economic activity and the good conditions for payment terms.

Working Capital (R$ million) & Cash Conversion Cycle (days)

Financial Liabilities

Debt composition (R$ Million)	09.30.2020	06.30.2019	09.30.2019
Short Term	2,173	3,867	2,262
Long Term	17,368	17,110	13,232
Gross Debt	19,541	20,977	15,494
Cash, cash equivalents and short-term investments	7,200	6,548	3,432
Net Debt	12,341	14,429	12,062

On September 30, 2020, gross debt was 11.1% short term and 88.9% long term. Broken down by currency, 15.5% of gross debt was denominated in Brazilian real and 84.5% in U.S. dollar.

On September 30, 2020, 41% of cash was denominated in U.S. dollar.

The evolution in key debt indicators is shown below:

Indicators	09.30.2020		06.30.2020		09.30.2019
Gross debt / Total capitalization ¹	38%		41%		36%
Net debt² (R$) / EBITDA ³ (R$)	2.07	x	2.78	x	1.96	x

1 - Total capitalization = shareholders' equity + gross debt - debt interest
2 – Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.
3 – Adjusted EBITDA in the last 12 months.

The reduction in the net debt/EBITDA ratio from 2.78x on June 30, 2020 to 2.07x on September 30, 2020 was due to the amortizations and higher cash generation in the period.

Payment schedule of gross debt (non-current)

On September 30 2020, the nominal weighted average cost of gross debt was 4.9%, or 2% for the portion denominated in Brazilian real, 5.7% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 4.6% for the portion contracted by subsidiaries abroad. On September 30, 2020, the average gross debt term was 7.7 years, with the debt maturity schedule well balanced and well distributed over the coming years.

Investments

Capital expenditure amounted to R$ 360 million in 3Q20, with R$ 201 million allocated to general maintenance, R$ 53 million to maintenance of the Ouro Branco Mill and R$ 105 million to technological expansion and modernization. Of the amount invested in the quarter, 45% was allocated to the Brazil BD, 30% to the Special Steel BD, 21% to the North America BD and 4% to the South America BD.

Estimated CAPEX for 2020 is approximately R$ 1.6 billion. The estimate for the 2019-21 period is R$ 6 billion.

On October 7, 2020, Brazil's antitrust agency (CADE) ratified the final and unappealable decision issued on September 23, 2020, when the majority of its board approving without restrictions the transaction involving the acquisition by Gerdau of Siderúrgica Latino-Americana S.A. (SILAT). SILAT is located in Caucaia, in the metropolitan area of Fortaleza, Ceará, and has annual installed capacity of 600,000 tonnes of rolled products. The acquisition is part of Gerdau’s strategy to improve service to its clients in the Brazilian market and was carried out for an economic value of US$ 110.8 million, subject to the typical adjustments to the acquisition amount, whose payment is pending.

The investments in technological expansion and modernization will be made as expectations for the market’s recovery and for free cash flow generation in the period are confirmed.

Free Cash Flow

Free cash flow in 3Q20 was positive by R$ 2.3 billion. This improvement in relation to 2Q20 is due to the combination of EBITDA growth on the prior quarter of 62% and a reduction in working capital supported by cash conversion cycle returning to levels below 70 days. Note that, in the last 12 months, the Company registered positive free cash flow of around R$ 4.4 billion, reinforcing its liquidity position.

Free Cash Flow (R$ million)

Free Cash Flow - Quarterly (R$ million)

CAPITAL MARKETS

In the period from July to September 2020, the Investor Relations team participated in over 20 conferences and websessions with the presence of more than 300 investors.

A list of these meetings in the period follows:

July 15: XP – ESG Websession

August 11: Itaú BBA – ESG Conference

August 17: Santander – 21st Santander Annual Conference

September 15: Citi – Virtual GEMS Conference 2020

September 22: Itaú BBA – 12th Commodities Conference

September 23: JP Morgan – Emerging Markets Credit Virtual Conference

The presentation used in these events is filed with the CVM and available on the investor relations website at https://ri.gerdau.com/en/notices-and-results/institutional-presentations/.

Note that, over the last five years, the Company’s stock has generated a return for shareholders of above 305%, as shown in the following chart:

Total Return for GGBR4 Shareholders (base 100 at Sep/2015)

Source: Economática | Methodology: variation in share price plus dividends.

ESG Factors

Corporate Governance

On July 20, 2020, the Company held its Annual General Meeting in a completely digital environment. Around 1,410 shareholders participated in the meeting via absentee ballot and virtually.

The meeting’s agenda included the election of the Board of Directors, which now has 9 members, of whom 5 are independent.

Safety in Operations

Gerdau has been making important progress in preventing accidents by always evaluating the potential of certain situations that could lead to fatal or severe accidents. The priority is on identifying and blocking the risk of dangerous situations before they cause severe and fatal accidents, rather than on just seeking ways to prevent more frequent but less severe accidents.

The Frequency Rate (FR) is the number of lost-time accidents that occur for every 1,000,000 hours worked. TF = 1 means that 1 lost-time accident occurred for every 1,000,000 hours worked.

Frequency Rate

In 2019, Gerdau reaped good results from the reformulation of its Occupational Safety policies that began three years ago. The accident severity rate in the year was the lowest ever registered by the company. To achieve the decline in this rate, which began in 2018, Gerdau changed its accident-prevention concepts and began to give more attention to the potential for certain situations to result in fatal or severe accidents.

The Accident Severity Rate is the number of days lost (not worked) due to lost-time accidents for every 1,000,000 hours worked. TG = 160 means that 160 days were lost due to occupational accidents for every 1,000,000 hours worked.

Accident Severity Rate

PERFORMANCE BY BUSINESS DIVISION (BD)

The information in this report is divided into four Business Divisions (BD) in accordance with Gerdau’s corporate governance, as follows:

•	Brazil BD (Brazil Business Division) – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil;
•	North America BD (North America Business Division) – includes all operations in North America (Canada, United States and Mexico), except special steel, as well as the jointly controlled entities and associate company, both located in Mexico;
•	South America BD (South America Business Division) – includes all operations in South America (Argentina, Peru, Uruguay and Venezuela), except the operations in Brazil, and the jointly controlled entities in the Dominican Republic and Colombia;
•	Special Steel BD (Special Steel Business Division) – includes the special steel operations in Brazil and the United States.

NET SALES

EBITDA & EBITDA MARGIN

BRAZIL BD

BRAZIL BD	3Q20	3Q19	∆	2Q20	∆	9M20	9M19	∆
Volumes (1,000 tonnes)
Production of crude steel	1,553	1,079	44%	1,135	37%	3,927	4,124	-5%
Shipments of steel	1,513	1,415	7%	1,169	29%	3,800	4,116	-8%
Domestic Market	1,298	1,031	26%	930	39%	3,168	2,955	7%
Exports	216	384	-44%	239	-10%	632	1,161	-46%
Shipments of long steel	1,067	1,072	0%	836	28%	2,665	3,074	-13%
Domestic Market	871	698	25%	635	37%	2,118	1,997	6%
Exports	196	374	-48%	201	-3%	547	1,078	-49%
Shipments of flat steel	446	343	30%	333	34%	1,135	1,041	9%
Domestic Market	426	333	28%	295	44%	1,050	958	10%
Exports	20	10	106%	38	-47%	85	83	3%
Results (R$ million)
Net Sales¹	4,990	4,198	19%	3,561	40%	11,966	12,065	-1%
Domestic Market	4,465	3,447	30%	2,994	49%	10,467	9,737	7%
Exports	526	752	-30%	567	-7%	1,499	2,328	-36%
Cost of Goods Sold	(3,904)	(3,835)	2%	(3,148)	24%	(10,061)	(10,581)	-5%
Gross profit	1,087	363	199%	413	163%	1,905	1,484	28%
Gross margin (%)	21.8%	8.7%		11.6%		15.9%	12.3%
Adjusted EBITDA²	1,253	523	139%	663	89%	2,453	1,921	28%
Adjusted EBITDA Margin (%)	25.1%	12.5%		18.6%		20.5%	15.9%

1 – Includes iron ore sales.

2 – EBITDA adjusted for the elimination of non-recurring effects from the fixed costs of mills undergoing stoppages in the amount of R$ 65 million in 2Q20 and 9M20 and R$238 million in 3Q19 and 9M19.

Production & Shipments

In 3Q20 compared to 2Q20 and 3Q19, crude steel production increased due to higher shipments. Note once again that during 2Q20 shutdowns were carried out at certain industrial units due to the impacts from the covid-19 pandemic.

Total shipments increased in 3Q20 compared to 2Q20, driven by the robust recovery of the construction industry both in the retail segment and in sales directly to construction companies, and by the industry’s recovery in the domestic market. Note that this recovery was driven by the demand repressed during the most severe period of the covid-19 pandemic, as well by the inventory rebuilding trend. The effect can be observed in the comparison of the first nine months of 2020, which registered growth of 7% on the same period of 2019.

In 3Q20, 411,000 tonnes of iron ore were sold to third parties and 1,240 tonnes were consumed internally. In 9M20, 891,000 tonnes of iron ore were sold to third parties and 3,311 tonnes were consumed internally.

Operating Result

Net sales increased in 3Q20 compared to 2Q20 and 3Q19, reflecting the higher shipments to the domestic market due to the recovery in demand in the construction and industry sectors.

Cost of goods sold increased in 3Q20 compared to the comparison periods, due to the pressure from inputs, which was mitigated by optimizing fixed costs. The prices of scrap and iron ore increased 14% and 28%, respectively, compared to 3Q19.

Gross profit and gross margin increased in relation to the comparison periods, mainly due to the better market mix. Shipments to the domestic market as a percentage of total shipments increased from 73% in 3Q19 to 86% in 3Q20.

In 3Q20 compared to the periods analyzed, EBITDA and EBITDA margin increased, accompanying the variation in gross profit, as explained above.

EBITDA (R$ million) & EBITDA Margin (%)

NORTH AMERICA BD

NORTH AMERICA BD	3 Q20	3 Q19	∆	2 Q20	∆	9 M20	9 M19	∆
Volumes (1,000 tonnes)
Production of crude steel	1,154	1,086	6%	1,031	12%	3,530	3,548	-1%
Shipments of steel	1,087	1,083	0%	960	13%	3,168	3,225	-2%
Results (R$ million)
Net Sales	4,483	3,627	24%	3,979	13%	12,428	11,281	10%
Cost of Goods Sold	(4,196)	(3,310)	27%	(3,730)	12%	(11,574)	(10,151)	14%
Gross profit	288	317	-9%	249	15%	854	1,131	-24%
Gross margin (%)	6.4%	8.7%		6.3%		6.9%	10.0%
EBITDA	461	390	18%	418	11%	1,304	1,319	-1%
EBITDA margin (%)	10.3%	10.7%		10.5%		10.5%	11.7%

Production & Shipments

Steel production in 3Q20 increased compared to both 2Q20 and 3Q19, due to the growth in shipments, with this result reflecting the greater resilience of the construction and industrial sectors.

Operating Result

The growth in net sales in 3Q20 compared to 3Q19 is mainly due to the 36% appreciation in the U.S. dollar against the Brazilian real in the period. In relation to 2Q20, net sales accompanied the growth in shipments.

Cost of goods sold increased in 3Q20 in relation to 3T19, due to the effect from exchange variation, as mentioned above. Compared to 2Q20, cost of goods sold was affected by the 4% increase in the scrap price and the higher shipments.

Gross profit and gross margin in 3Q20 increased in relation to 2Q20, given the efforts made to reduce fixed and variable costs, such as idling its mill in St. Paul, Minnesota, despite the higher scrap price in the period.

EBITDA in 3Q20 was higher in relation to the comparison periods, reflecting the resilience of shipments and the efforts to optimize costs. Note that margins remained above 10%, despite the increase in scrap prices observed recently.

EBITDA (R$ million) & EBITDA Margin (%)

SOUTH AMERICA BD

SOUTH AMERICA BD	3 Q20	3 Q19	∆	2 Q20	∆	9 M20	9 M19	∆
Volumes (1,000 tonnes)
Production of crude steel	170	153	11%	79	115%	390	448	-13%
Shipments of steel	300	279	8%	128	134%	630	785	-20%
Results (R$ million)
Net Sales	1,252	771	62%	554	126%	2,506	2,351	7%
Cost of Goods Sold	(977)	(643)	52%	(471)	107%	(2,041)	(1,992)	2%
Gross profit	275	128	115%	83	230%	464	359	29%
Gross margin (%)	22.0%	16.6%		15.0%		18.5%	15.3%
EBITDA	376	166	127%	145	159%	685	492	39%
EBITDA margin (%)	30.0%	21.5%		26.2%		27.3%	20.9%

1 – EBITDA adjusted for the elimination of non-recurring effects from the fixed costs of mills undergoing shutdowns in the amount of R$ 26 million in 2Q20 and 9M20.

Production & Shipments

Steel production and shipments increased in 3Q20 compared to 3Q19, due to the recovery of the construction sector, mainly in Peru and Argentina.

Operating Result

Net sales and cost of goods sold increased in 3Q20 due to the growth in shipments and the effects from exchange variation.

Gross profit and gross margin increased in 3Q20 compared to 3Q19, since the increase in net sales per tonne sold surpassed the increase in costs per tonne sold in the period.

EBITDA and EBITDA margin in 3Q20 were influenced by the strong demand from the construction sector, especially in Peru and Argentina, after the decline in production in 2Q20, when certain operations were shut down due to the covid-19 pandemic. This was the highest EBITDA reported by the South America BD since 2008.

In relation to 2Q20, all indicators improved significantly, since the countries composing divisions were severely affected by the covid-19 pandemic, including the national emergency declared in Peru, where all activities were suspended.

EBITDA (R$ million) & EBITDA Margin (%)

SPECIAL STEEL BD

SPECIAL STEEL BD	3 Q20	3 Q19	∆	2 Q20	∆	9 M20	9 M19	∆
Volumes (1,000 tonnes)
Production of crude steel	323	415	-22%	188	71%	973	1,382	-30%
Shipments of steel	338	386	-12%	176	92%	844	1,243	-32%
Results (R$ million)
Net Sales	1,705	1,621	5%	893	91%	4,036	5,305	-24%
Cost of Goods Sold	(1,640)	(1,476)	11%	(908)	81%	(3,956)	(4,794)	-17%
Gross profit	66	145	-55%	-15	-	80	511	-84%
Gross margin (%)	3.8%	8.9%		-1.7%		2.0%	9.6%
EBITDA	168	206	-19%	106	58%	393	687	-43%
EBITDA margin (%)	9.9%	12.7%		11.9%		9.7%	12.9%

1 – EBITDA adjusted for the elimination of non-recurring effects from the fixed costs of mills undergoing stoppages in the amount of R$ 28 million in 2Q20 and 9M20.

Production & Shipments

Steel production and shipments decreased in 3Q20 compared to 3Q19, reflecting the weaker demand from the automotive industry both in Brazil and the United States. In addition, the effects continue persist from the oil price in the U.S. oil and gas industry and from the lower exports of vehicles from Brazil to Argentina.

Meanwhile, from July to September 2020, a significant recovery was identified in the automotive industry in relation to 2Q20, with better results in production and shipments both in Brazil and the United States.

Operating Result

The increases in net sales and in cost of goods sold in 3Q20 compared to 3Q19 is mainly due to effects from the 36% appreciation in the U.S. dollar against the Brazilian real on the translation of net sales from the U.S. operations.

Gross profit and gross margin decreased in the period due to lower dilution in fixed cost, which is explained by the lower shipments. The capacity utilization rate stood at 45% in 3Q20, compared to 58% in 3Q19.

The reduction in EBITDA and EBITDA margin in 3Q20 compared to 3Q19 accompanied the performance of gross profit and gross margin in the period.

In relation to 2Q20, EBITDA increased, reflecting the recovery in the automotive industry in Brazil and the United States and the efforts to optimize costs in these operations.

EBITDA (R$ million) & EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risk, uncertainties and assumptions that include, among other factors: general economic, political and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)

	September 30, 2020	December 31, 2019
CURRENT ASSETS
Cash and cash equivalents	4,171,128	2,641,652
Short-term investments	3,028,380	3,652,949
Trade accounts receivable - net	4,161,971	2,672,370
Inventories	8,886,566	7,659,737
Tax credits	442,731	504,302
Income and social contribution taxes recoverable	544,390	483,088
Fair value of derivatives	1,082	2,846
Other current assets	896,208	618,769
	22,132,456	18,235,713

NON-CURRENT ASSETS
Tax credits	573,075	465,549
Deferred income taxes	3,568,327	4,071,219
Related parties	137,162	95,445
Judicial deposits	1,821,995	1,991,715
Other non-current assets	565,772	464,169
Prepaid pension cost	27,662	45,381
Investments in associates and joint ventures	2,309,576	1,812,399
Goodwill	13,098,563	9,469,311
Leasing	804,897	777,314
Other Intangibles	692,258	673,262
Property, plant and equipment, net	17,694,452	15,901,493
	41,293,739	35,767,257
TOTAL ASSETS	63,426,195	54,002,970

GERDAU S.A.
CONSOLIDATED BALANCE SHEETS
In thousands of Brazilian reais (R$)
(Unaudited)
	September 30, 2020	December 31, 2019
CURRENT LIABILITIES
Trade accounts payable	4,552,715	3,762,768
Short-term debt	2,146,666	1,544,211
Debentures	26,573	18,015
Taxes payable	614,165	432,988
Income and social contribution taxes payable	305,695	205,092
Payroll and related liabilities	509,896	479,693
Dividends payable	-	50,968
Leasing payable	224,590	202,536
Employee benefits	41	495
Environmental liabilities	66,205	60,913
Fair value of derivatives	268	-
Other current liabilities	724,547	666,858
	9,171,361	7,424,537

NON-CURRENT LIABILITIES
Long-term debt	14,473,251	11,594,612
Debentures	2,894,473	2,893,029
Deferred income taxes	46,684	517,413
Provision for tax, civil and labor liabilities	925,145	809,299
Environmental liabilities	220,200	51,395
Employee benefits	1,993,136	1,469,949
Obligations with FIDC	1,063,887	1,018,501
Leasing payable	619,089	601,733
Other non-current liabilities	525,666	449,375
	22,761,531	19,405,306
EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(229,309)	(242,542)
Capital reserves	11,597	11,597
Retained earnings	6,958,493	5,644,706
Operations with non-controlling interests	(2,870,825)	(2,870,825)
Other reserves	8,151,458	5,163,584
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	31,270,595	26,955,701

NON-CONTROLLING INTERESTS	222,708	217,426

EQUITY	31,493,303	27,173,127

TOTAL LIABILITIES AND EQUITY	63,426,195	54,002,970

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of Brazilian reais (R$)
(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
NET SALES	12,222,108	9,930,829	30,194,482	30,110,543

Cost of sales	(10,525,273)	(8,945,657)	(26,924,121)	(26,583,803)
GROSS PROFIT	1,696,835	985,172	3,270,361	3,526,740
Selling expenses	(130,900)	(115,783)	(347,856)	(358,551)
General and administrative expenses	(239,308)	(248,810)	(699,178)	(719,311)
Other operating income	135,114	159,720	798,393	307,561
Other operating expenses	(150,122)	(80,803)	(398,547)	(109,466)
Impairment of financial assets	(3,372)	(7,717)	(72,131)	(15,695)
Equity in earnings of unconsolidated companies	71,495	9,685	77,895	(14,674)
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	1,379,742	701,464	2,628,937	2,616,604
Financial income	42,270	48,874	139,338	137,647
Financial expenses	(353,681)	(367,644)	(1,069,429)	(1,065,918)
Exchange variations, net	8,587	(234,450)	65,351	(292,854)
Gains (Losses) on financial instruments, net	(512)	(9,177)	208	(16,271)
INCOME BEFORE TAXES	1,076,406	139,067	1,764,405	1,379,208
Current	(205,172)	(61,339)	(364,247)	(292,412)
Deferred	(76,649)	211,577	(68,900)	27,886
Income and social contribution taxes	(281,821)	150,238	(433,147)	(264,526)

NET INCOME	794,585	289,305	1,331,258	1,114,682

(+) Fixed costs of plants without production	-	-	119,356	-
(+) Impacts of the Blast Furnace 1 reform of the Ouro Branco steel mill	-	237,703	-	237,703
(-) Credit recovery / Provisions	-	(57,228)	(307,773)	(57,228)
(+) Income tax on extraordinary items	-	(61,361)	64,062	(61,361)
(=) Total of extraordinary items	-	119,114	(124,355)	119,114

ADJUSTED NET INCOME*	794,585	408,419	1,206,903	1,233,796

* Adjusted net profit is a non-accounting measure calculated by the Company that is conciliated with its financial statements and consists of net profit (loss) adjusted by non-recurring events that influenced the result.

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)
(Unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Cash flows from operating activities
Net income for the period	794,585	289,305	1,331,258	1,114,682
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Depreciation and amortization	647,106	501,986	1,815,264	1,534,623
Equity in earnings of unconsolidated companies	(71,495)	(9,685)	(77,895)	14,674
Exchange variation, net	(8,587)	234,450	(65,351)	292,854
(Gains) Losses on financial instruments, net	512	9,177	(208)	16,271
Post-employment benefits	52,369	37,414	151,673	119,050
Stock based compensation	11,654	14,712	31,310	34,426
Income tax	281,821	(150,238)	433,147	264,526
Gains on disposal of property, plant and equipment, net	(9,412)	(854)	(22,089)	(1,690)
Impairment of financial assets	3,372	7,717	72,131	15,695
Provision (reversal) of tax, civil, labor and environmental liabilities, net	154,500	69,530	230,519	(5,275)
Credit recovery, net	-	-	(457,185)	-
Interest income on short-term investments	(16,799)	(15,625)	(69,803)	(44,346)
Interest expense on debt and debentures	260,557	249,668	770,906	756,227
Interest on loans with related parties	(2,612)	(816)	(6,246)	(2,657)
(Reversal) Provision for net realizable value adjustment in inventory, net	1,465	48,067	(34,831)	52,103
	2,099,036	1,284,808	4,102,600	4,161,163
Changes in assets and liabilities
(Increase) Decrease in trade accounts receivable	(475,185)	408,385	(785,106)	(113,419)
Decrease in inventories	748,537	753,922	199,597	337,161
Increase (Decrease) in trade accounts payable	560,557	(18,430)	(51,116)	(600,628)
Decrease in other receivables	212,629	211,950	398,106	172,532
Increase (Decrease) in other payables	172,673	(98,473)	133,642	(564,336)
Dividends from associates and joint ventures	7,809	28,019	19,614	38,952
Purchases of short-term investments	(543,471)	(746,592)	(2,286,306)	(1,170,608)
Proceeds from maturities and sales of short-term investments	19,825	9,130	3,000,531	509,198
Cash provided by operating activities	2,802,410	1,832,719	4,731,562	2,770,015

Interest paid on loans and financing	(157,372)	(159,432)	(678,495)	(683,099)
Interest paid on lease liabilities	(15,997)	(20,814)	(47,224)	(63,130)
Income and social contribution taxes paid	(143,431)	(37,033)	(192,666)	(220,929)
Net cash provided operating activities	2,485,610	1,615,440	3,813,177	1,802,857

Cash flows from investing activities
Purchases of property, plant and equipment	(359,621)	(532,367)	(1,101,868)	(1,260,640)
Proceeds from sales of property, plant and equipment, investments and other intangibles	36,014	993	54,612	20,307
Purchases of other intangibles	(20,989)	(29,353)	(83,065)	(64,441)
Advance for future investment in joint venture	-	-	-	(94,687)
Capital increase in joint ventures	-	-	(42,782)	-
Net cash used in by investing activities	(344,596)	(560,727)	(1,173,103)	(1,399,461)

Cash flows from financing activities
Dividends and interest on capital paid	(254)	(118,595)	(70,737)	(416,219)
Proceeds from loans and financing	16,759	1,590,811	1,943,975	3,472,819
Repayment of loans and financing	(1,968,155)	(1,914,411)	(3,265,210)	(3,870,873)
Leasing payment	(62,455)	(34,882)	(183,372)	(101,313)
Intercompany loans, net	(6,554)	(87,057)	(35,471)	(116,555)
Net cash used in financing activities	(2,020,659)	(564,134)	(1,610,815)	(1,032,141)

Exchange variation on cash and cash equivalents	(12,888)	49,980	500,217	30,017

Increase (Decrease) in cash and cash equivalents	107,467	540,559	1,529,476	(598,728)
Cash and cash equivalents at beginning of period	4,063,661	1,750,857	2,641,652	2,890,144
Cash and cash equivalents at end of period	4,171,128	2,291,416	4,171,128	2,291,416